John Hancock Life Insurance Company (U.S.A.) A Stock Company

SUPPLEMENTARY BENEFIT

ACCELERATION OF LIFE INSURANCE DEATH BENEFIT FOR

QUALIFIED LONG TERM CARE SERVICES RIDER

We agree, subject to the terms and conditions of this rider and the policy, to make available the payments described below, as an acceleration of the Death Benefit, in order to reimburse expenses as a result of the Life Insured receiving “Qualified Long Term Care Services” as defined in the Definitions section of this rider. Such payments shall reduce the Death Benefit payment which would otherwise be payable under the policy upon the death of the Life Insured. Any benefits payable under a Supplementary Benefit rider are excluded from acceleration for purposes of determining benefits under this rider.

This rider is made a part of the policy to which it is attached, in consideration of the application, a copy of which is attached to and made a part of the policy, and the charges for this rider, which are shown in the Policy Specifications section for this rider. If the policy is variable life insurance, then benefits for this rider may vary in accordance with the investment experience of a separate account. Also, if the policy contains a Total Disability Waiver of Monthly Deductions rider and we waive monthly deductions on the policy in accordance with that rider, we will waive the deduction for this rider as well. This rider takes effect at the same time as the policy, subject to the terms, conditions, and limitations provided herein. This rider is not eligible for dividends.

FEDERAL INCOME TAX TREATMENT OF THIS RIDER

Long Term care insurance was granted favorable federal income tax treatment in the Health Insurance Portability and Accountability Act of 1996 (“Act”). Contracts meeting certain criteria outlined in this Act are eligible for this treatment. To the best of our knowledge, we have designed this rider to meet the requirements of this law. This rider is intended to be a qualified long term care insurance contract under Internal Revenue Code section 7702B(b). The benefits provided by the policy are intended to be excludable from federal gross income under sections 7702B and 101(g), as may be amended from time to time. If, in the future, it is determined that this rider does not meet these requirements, we will make reasonable efforts to amend the rider if we are required to do so in order to comply. We will offer you an opportunity to receive these amendments. The charges for this rider may be distributions for income tax purposes. If you have any questions concerning the tax implications of this rider, you should consult with an attorney or qualified tax advisor.

THIRTY-DAY FREE LOOK

If you are not completely satisfied with this rider for any reason, you may return it within 30 days from the date it was delivered to you. To return the rider, mail or deliver it to the agent who sold it to you, to our Service Office, or to the agency office through which it was delivered. We will then reverse any charges applicable to this rider, and the rider will be treated as if it had never been issued.

NOTICE TO BUYER

This rider may not cover all of the costs associated with long term care that the Life Insured incurs during the period of coverage. You are advised to review all benefit limitations carefully. THIS IS NOT A MEDICARE SUPPLEMENT POLICY.

05LTCR	1

CAUTION

The issuance of this rider is based upon our issuance of the policy and the Life Insured’s responses to the questions on the application for this rider. A copy of the application for the policy and the application for this rider is attached to the policy. If the Life Insured’s answers are not complete, true, and correctly recorded, we have the right (in addition to any rescission rights described in the contract) to deny benefits or rescind the rider subject to the Time Limit on Certain Defenses provision. The best time to clear up any questions is now, before a claim arises! To contact us, write to: John Hancock Life Insurance Company (U.S.A.), Customer Service Center R02, 1 John Hancock Way, Suite 1350, Boston MA 02217-1099, or call us at 1-800-387-2747.

NONCANCELLABLE

You have the right to continue this rider for as long as you live or until the rider is terminated in accordance with the Termination provision.

DEFINITIONS

Accelerated Benefit(s) means the benefits paid under this rider in order to reimburse expenses as a result of the Life Insured receiving Qualified Long Term Care Services. The Death Benefit of the underlying policy is reduced by the amount of each benefit paid.

Activities of Daily Living means the following activities:

(a)	Bathing which means washing oneself by sponge bath, or in either a tub or shower, including the task of getting in or out of the tub or shower;

(b)

Continence which means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag;

(c)	Dressing which means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs;

(d)

Eating which means feeding oneself by getting food to his/her body from a receptacle (such as a plate, cup or table) or being fed by a feeding tube or intravenously. Eating does not include preparing a meal;

(e)	Toileting which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene;

(f)	Transferring which means moving into or out of a bed, chair, or wheelchair.

Adult Day Care means a program that provides a protective environment and preventive, remedial and restorative services for part of the 24-hour day.

Adult Day Care Center means a place that is licensed to provide Adult Day Care by the jurisdiction in which the services are provided. If licensing is not required, Adult Day Care Center means a place that provides Adult Day Care, has enough full-time staff to maintain no more than an 8 to 1 client-staff ratio, and has established procedures for obtaining appropriate aid in the event of a medical emergency.

Assisted Living Facility means a facility which:

(a)	is licensed according to the laws of the jurisdiction in which it is located; or

(b)	if licensing is not required, meets all of the following:

(i)	has a 24-hour on-site staff to provide Custodial Care;

(ii)	provides Custodial Care services for a charge, including room and board;

(iii)	has established procedures for obtaining appropriate aid in the event of a medical emergency

(iv)	provides 3 meals a day and can accommodate special dietary needs;

(v)	it provides, at a minimum, assistance with Bathing and Dressing; and

(vi)	provides Custodial Care services to 10 or more persons.

Examples of such facilities may include Alzheimer facilities or Assisted Living Facilities that are either free standing facilities or part of a life-care community. They may also be met by some personal care and adult congregate care facilities.

05LTCR	2

DEFINITIONS (continued)

An Assisted Living Facility does not mean:

•	a hospital or clinic;

•	a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide Custodial Care;

•	the home of the Life Insured; or

•	a facility for the treatment of alcoholism, drug addiction, or mental illness.

Calendar Month means the consecutive day period (e.g., 28, 29, 30 or 31-day period, as the case may be) that begins at 12:01 a.m. on the first day of a month.

Calendar Week means the 7-day consecutive period that begins on Sunday at 12:01 a.m.

Cognitive Impairment means a deficiency in a person’s short-term or long term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. The need for substantial supervision due to the presence of Cognitive Impairment must be established by any of the following:

(a)	the Life Insured has a score of 6 or more wrong on the Short Portable Mental Status Questionnaire (SPMSQ) or its current equivalent;

(b)	the Life Insured exhibits behavioral problems which require supervision in order to protect him or herself or others, and has a score of 4 or more wrong on the SPMSQ or its current equivalent;

(c)

the Life Insured requires verbal supervision or cueing in order to perform at least two of the Activities of Daily Living more than half of the times that those same Activities of Daily Living are performed in a Calendar Week.

Custodial Care means care ordered by a Physician due to the Life Insured’s Cognitive Impairment or need for assistance in the Activities of Daily Living.

Date of Service means a day that the Life Insured is eligible for benefits under this rider (including Dates of Service during the Elimination Period) on which the Life Insured:

•	is a resident in a Nursing Home or an Assisted Living Facility;

•	receives Home Health Care or Hospice Care; or

•	receives services covered under this rider that are Medicare eligible (for which benefits are not payable under this rider).

Elimination Period (waiting period) means the number of Dates of Service that would otherwise be covered by this rider, for which we will not pay benefits. The Elimination Period is equal to 100 Dates of Service. Only one complete Elimination Period needs to be satisfied while the policy is in force.

The Elimination Period starts on the first Date of Service. No Date of Service may be counted as more than one day towards the satisfaction of the Elimination Period. The Dates of Service used to satisfy the Elimination Period do not need to be consecutive and may be accumulated under separate claims. We will not pay benefits for charges during the Elimination Period. Days that the Life Insured receives only Respite Care will not count toward the satisfaction of the Elimination Period.

If the Life Insured receives Home Health Care for one or more days in a Calendar Week, we will apply seven days toward the satisfaction of the Elimination Period, except if Respite Care is being received during the Calendar Week. If Respite Care is received during a Calendar Week, only the actual Dates of Service other than Respite Care will be applied toward satisfaction of the Elimination Period. Please note that there will be no credit for days which occurred before the first Date of Service. (Calendar Week means the seven consecutive day period that begins on Sunday at 12:01 a.m.)

Face Amount means, for purposes of this rider, either Face Amount or Total Face Amount, depending on which term is used in the underlying policy.

05LTCR	3

DEFINITIONS (continued)

Home Health Care means services (including Hospice and Respite Care), the primary function of which is to provide professional care for the life insured’s benefit that meet one of the following requirements:

(a)	they are provided by a Home Health Care Provider or an Adult Day Care Center;

(b)	they are performed by a home health aide whose services consist primarily of assisting the life insured in the Activities of Daily Living or because of a Cognitive Impairment.

Home Health Care also includes Incidental Homemaker Services.

Home Health Care Provider means either a Home Health Agency or an Independent Home Health Care Provider that provides Home Health Care. A Home Health Care Provider cannot be a member of the Life Insured’s Immediate Family or an individual who normally resides in the Life Insured’s Home.

•	A Home Health Agency must meet one of the following requirements:

•	it is licensed as a Home Health Agency by the jurisdiction in which the Home Health Care is provided; or

•

it possesses one of the following certifications in the jurisdiction in which the Home Health Care is provided—Medicare Certification; Joint Commission of Accreditation of Health Care Organizations (JCAHO) Certification; or Community Health Accreditation Program (CHAP) Certification; or

•	it provides Home Health Care through 2 or more employees of an organization that is in the business of providing Home Health Care according to the laws of the jurisdiction in which it is located.

•	An Independent Home Health Care Provider means a care provider not employed by a Home Health Agency who meets one of the following requirements. He or she:

•

is a duly licensed registered nurse, licensed vocational nurse, licensed practical nurse, registered physical therapist, registered occupational therapist, registered speech therapist, registered respiratory therapist, licensed social worker, or registered dietitian; or

•	must be currently qualified as a certified home health aide or certified nurse aide; or

•	must be currently included in a government sponsored nurse aide registry.

•

In the case of a home health aide or nurse aide who does not meet one of the standards set forth above, such aide must present written proof of completion of an established training course which must include training in safely assisting persons with the Activities of Daily Living.

Hospice Care means a program for meeting the Life Insured’s care needs if he or she is terminally ill. Terminally ill means there is no reasonable prospect of cure and the Life Insured has a life expectancy, as estimated by a Physician, of 12 months or less. Hospice Care must be provided by an organization that is licensed to provide such care according to the laws of the jurisdiction in which it is providing such care. Hospice Care is limited to those services received by the Life Insured.

Immediate Family means the Life Insured’s spouse or Partner, or the following relatives of the Life Insured or the Life Insured’s spouse or Partner: parents, grandparents, siblings, children, stepchildren, grandchildren, and their respective spouses. For purposes of this definition, “Partner” means the unmarried person who is not related to you with whom you have lived in a committed relationship for at least 5 years prior to the date you applied for this rider. This person is the individual you named in your application.

05LTCR	4

DEFINITIONS (continued)

Incidental Homemaker Services means services incidental to care with the Activities of Daily Living or because of a Cognitive Impairment which are included in a Plan of Care and which provide one of more of the following non-medical support services necessary for the Life Insured to remain in his or her home: meal preparation; laundry; light housekeeping; supervising self-administration of medication; and shopping for food, medical supplies or medication. Incidental Homemaker Services must be provided during the same visit and by the same individual providing care with the Activities of Daily Living or because of a Cognitive Impairment.

Independent Home Health Care Provider means a care provider not employed by a Home Health Agency who meets one of the following requirements:

(a)

is a duly licensed registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, licensed social worker, or registered dietitian;

(b)	must be currently qualified as a certified home health aide or certified nurse aide;

(c)	must be currently included in a government sponsored nurse aide registry;

(d)

in the case of a home health aide or nurse aide who does not meet one of the standards set forth above, such aide must present written proof of completion of an established training course which must include training in safely assisting persons with the Activities of Daily Living.

Licensed Health Care Practitioner means a Physician, a registered nurse (R.N.), a licensed social worker, or any other individual who meets the requirements as may be prescribed by the U.S. Secretary of the Treasury. The Life Insured may select any Licensed Health Care Practitioner of choice. However, a Licensed Health Practitioner may not be a member of the Life Insured’s immediate family.

Maximum Monthly Benefit Amount means the Death Benefit as of the date we approve your request for Accelerated Benefits and the Elimination Period is completed, multiplied by the Monthly Acceleration Percentage (shown in the Policy Specifications section for this rider). The Maximum Monthly Benefit Amount for any partial calendar month will be reduced proportionately for the number of days in the month for which no monthly benefit payments are payable. A new Maximum Monthly Benefit Amount will be calculated for each new Period of Care, starting with the old Maximum Monthly Benefit Amount described above, reduced by an amount proportionate to the amount of any reduction in Death Benefit prior to the effective date of a new Period of Care. A reduction in Death Benefit includes, but is not limited to, withdrawals, decreases in Face Amount, or acceleration of the Death Benefit for terminal illness.

Medicaid means the reimbursement system under Title XIX of the Federal Social Security Act, as amended.

Medicare means the reimbursement system under Title XVIII of the Federal Social Security Act, as amended.

Nursing Care means skilled or intermediate care provided by one or more of the following health care professionals: registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, medical social worker or registered dietitian.

Nursing Home means a facility which:

(a)	is licensed and operated to provide Nursing Care for a charge (including room and board), according to the laws of the jurisdiction in which it is located; and

(b)	has services performed by or under the continual, direct and immediate supervision of a registered nurse, licensed practical nurse or licensed vocational nurse, on-site twenty-four (24) hours per day.

A Nursing Home may be a freestanding facility or it may be a distinct part of a facility, including a ward, wing, or swing-bed of a hospital or other facility.

05LTCR	5

DEFINITIONS (continued)

Nursing Home does not mean:

(a)	a hospital or clinic;

(b)	a rehabilitation hospital or facility;

(c)	an Assisted Living Facility;

(d)	a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide Custodial Care;

(e)	the Life Insured’s primary place of residence, including living quarters in a continuing care retirement community or similar entity;

(f)	a facility for the treatment of alcoholism, drug addiction, or mental illness.

Period of Care means the period of time that:

(a)	begins with a Date of Service; and

(b)	ends on the earliest of:

(i)	the date we receive written notice that the Life Insured is no longer receiving Qualified Long Term Care Services;

(ii)	the date we receive a written request from you to discontinue payment of Accelerated Benefits;

(iii)	the date we determine that you are no longer eligible for the payment of benefits, in accordance with the terms of this rider; and

(iv)	the date of the Life Insured’s death.

Physician means any person bearing the designation of Medical Doctor (M.D.) or Doctor of Osteopathy (D.O.) practicing within the scope of his or her license issued by the jurisdiction in which the services are rendered.

Plan of Care means a written plan for long term care services designed especially for the Life Insured. This Plan of Care must specify the type, frequency and providers of all the services the Life Insured requires; and be in accordance with accepted medical and nursing standards of practice. A Licensed Health Care Practitioner must approve a Plan of Care.

A Plan of Care must be updated as the Life Insured’s condition and needs change. We must be provided with a revised Plan of Care each time it is updated. We reserve the right to request periodic updates regarding the Plan of Care, but not more frequently than once every 30 days. No more than one Plan of Care may be in effect at a time.

Qualified Long Term Care Services means the actual charges made by:

(a)	a Nursing Home or Assisted Living Facility for room, board and care services (such care services being Nursing Care, Custodial Care, Hospice Care and Respite Care);

(b)	a Home Health Care Provider for care and services covered by this rider; and

(c)	an Adult Day Care Center for attendance at such Adult Day Care Center.

Qualified Long Term Care Services do NOT include any of the following:

(a)	Physician’s charges;

(b)	hospital and laboratory charges;

(c)	prescription or non-prescription medication;

(d)	medical supplies;

(e)	durable medical equipment;

(f)	transportation; and

(g)	items and services furnished for the beautification, comfort, convenience, or entertainment of the Life Insured.

Respite Care means Nursing Care, Custodial Care or Hospice Care provided to the Life Insured when those who normally care for the Life Insured at home (generally family members, friends, neighbors, etc.) need relief from helping the Life Insured to perform the Activities of Daily Living. Such care includes confinement in a Nursing Home or an Assisted Living Facility, or Home Health Care.

05LTCR	6

DEFINITIONS (continued)

Substantial Assistance means the Life Insured needs hands-on or standby assistance more than half of the time the Activity of Daily Living is performed in a Calendar Week. Hands-on assistance means the physical assistance of another person without which the Life Insured would be unable to perform the Activity of Daily Living. Standby assistance means the presence of another person within arm’s reach of the Life Insured that is necessary to prevent, by physical intervention, injury to the Life Insured while the Life Insured is performing the Activity of Daily Living.

Substantial Supervision means the Life Insured needs continual supervision due to Cognitive Impairment (which may include cueing by verbal prompting, gestures, or other demonstration) by another person that is necessary to protect the Life Insured from threats to the Life Insured’s health or safety (such as may result from wandering).

ELIGIBILITY FOR PAYMENT OF BENEFITS

Subject to the conditions and limitations of this rider, you are eligible for Accelerated Benefits under this rider if the Life Insured:

(a)	needs Substantial Assistance to perform at least two of the Activities of Daily Living; or

(b)	requires substantial supervision to protect himself or herself from threats to health and safety due to the presence of a Cognitive Impairment.

LONG TERM CARE BENEFITS

Monthly Accelerated Benefits. Subject to the conditions, limitations, and exclusions described herein, we will make a monthly payment of Accelerated Benefits in an amount not to exceed the lesser of:

(a)	the charges incurred by the Life Insured for Qualified Long Term Care Services; and

(b)	the Maximum Monthly Benefit Amount, provided we receive evidence satisfactory to us that the Life Insured is:

(i)	confined in a Nursing Home or an Assisted Living Facility and is receiving Nursing Care, Custodial Care, Hospice Care or Respite Care; or

(ii)	receiving Home Health Care, Hospice Care, or Respite Care in his or her home, a rest home, or in an Adult Day Care Center.

In addition, if your stay in a Nursing Home or Assisted Living Facility is interrupted for any reason while you are otherwise still eligible for benefits under this rider, we will continue to make such payment for up to 10 days in any Policy Year in order to reserve your bed during your absence. Any benefit paid under this provision will accelerate the Death Benefit to the same extent as if your stay in a Nursing Home or Assisted Living Facility was not interrupted for any reason.

The monthly payment of the Accelerated Benefit is based upon a Calendar Month time period and the Accelerated Benefit we have approved for that period.

A portion of each approved monthly Accelerated Benefit amount will be used to repay a portion of any Policy Debt under the policy (see the Loans section of this rider for details) and will reduce the monthly payment of Accelerated Benefits for that period.

Withdrawals, Reduction in Face Amount, Acceleration of Death Benefit (for terminal illness). Any withdrawals, reductions in Face Amount (other than reductions in Face Amount arising solely under the provisions of this rider), or acceleration of the Death Benefit due to terminal illness, during a Period of Care under this rider, reduces the Maximum Monthly Benefit Amount, resulting in a new Maximum Monthly Benefit Amount, as determined by us. Such reduction will be effective as of the effective date of the withdrawal, reduction in Face Amount, or acceleration of the Death Benefit. The new Maximum Monthly Benefit Amount is (a) times (b), where:

(a)	is the Maximum Monthly Benefit Amount then in effect; and

(b)	is the new Death Benefit divided by the Death Benefit then in effect.

Further, if the policy imposes a charge for a reduction in Face Amount, and a reduction in Face Amount arises solely under the provisions of this rider, such charge will be waived.

05LTCR	7

LONG TERM CARE BENEFITS (continued)

You may also have access to (i) information for you or a member of your family, regarding long term care needs and questions, either directly or through a third party arrangement, and (ii) assistance that may help you identify various long term care service agencies available in your community.

LIMITATIONS ON OR CONDITIONS FOR ELIGIBILITY FOR PAYMENT OF BENEFITS

Conditions. To receive Accelerated Benefits under this rider:

(a)	the Elimination Period must have been satisfied;

(b)	the Life Insured must receive Qualified Long Term Care Services covered under this rider and which are specified in a Plan of Care;

(c)	you must submit to us a current Plan of Care and written Proof of Loss for the Life Insured; and

(d)	we must determine that you are eligible for the payment of benefits under this rider.

You must ALSO provide us with one of the following written certifications:

(a)

A Licensed Health Care Practitioner must certify that the Life Insured is unable to perform at least two Activities of Daily Living due to the loss of functional capacity for a period expected to last at least 90 days.

(b)

A Licensed Health Care Practitioner must certify that the Life Insured requires substantial supervision to protect himself or herself from threats to health and safety due to the presence of a Cognitive Impairment.

Such written certification must be renewed and submitted to us every 12 months, otherwise payment of Accelerated Benefits under this rider will discontinue on the first day following the expiry of the 12 month period.

Limitations. We will not pay Accelerated Benefits for Qualified Long Term Care Services incurred during the Elimination Period, or for any care, treatment, or charges described in the Non-Duplication of Benefits or Exclusions provisions, below. We will not pay Accelerated Benefits in excess of the Maximum Monthly Benefit Amount for any Calendar Month during any Period of Care, and may modify coverage under this rider following reinstatement.

Exclusions. Qualified Long Term Care Services does not include care or treatment:

(a)	for intentionally self-inflicted injury;

(b)	required as a result of alcoholism or drug abuse (unless drug abuse was a result of the administration of drugs as part of treatment by a Physician);

(c)	due to war (declared or undeclared) or any act of war, or service in any of the armed forces or auxiliary units;

(d)	due to participation in a felony, riot or insurrection;

(e)	for which no charge is normally made in the absence of insurance;

(f)	provided by a member of the Life Insured’s Immediate Family;

(g)	provided outside the fifty United States and the District of Columbia.

Non-Duplication of Benefits. Qualified Long Term Care Services does not include charges covered under any of the following:

(a)	Medicare (including amounts that would be reimbursable but for the application of a deductible or coinsurance amounts);

(b)	any other governmental program (except Medicaid);

(c)	any state or federal workers’ compensation, employer’s liability or occupational disease law, or any motor vehicle no-fault law;

(d)	expenses for services or items available or paid under another long term care insurance or health insurance policy.

05LTCR	8

EFFECT ON POLICY

Face Amount. Each monthly benefit payment reduces the Face Amount then in effect, resulting in a new Face Amount. The new Face Amount is equal to (a) minus the product of (b) times (c), where:

(a)	is the Face Amount then in effect;

(b)	is the monthly benefit payment; and

(c)	is the Face Amount then in effect divided by the Death Benefit then in effect.

A reduction in Face Amount resulting solely from a monthly payment of Accelerated Benefits will not reduce the Maximum Monthly Benefit Amount for the current Period of Care.

Base Face Amount, Supplemental Face Amount

If the Face Amount of the policy is made up of two components, Base Face Amount and Supplemental Face Amount, (which will be indicated in the Specifications Section of the policy), then we will first reduce Supplemental Face Amount, if any, until exhausted, before reducing any Base Face Amount.

Policy Value. Each Accelerated Benefit amount we approve reduces the Policy Value then in effect, resulting in a new Policy Value. The new Policy Value is (a) times (b), where:

(a)	is the new Face Amount (as determined above), divided by the Face Amount then in effect; and

(b)	is the Policy Value then in effect.

Loans. If there is any outstanding debt at the time we approve an Accelerated Benefit amount, a portion of that Accelerated Benefit amount will be deemed a loan repayment and reduce the amount of the monthly payment of Accelerated Benefits otherwise payable to you or your designee. The amount deemed to be a loan repayment is (a) times (b) where:

(a)	is the amount of Policy Debt immediately prior to the monthly benefit payment; and

(b)	is 1 minus the ratio of the new Face Amount (as determined above) divided by the Face Amount then in effect.

The following applies if the underlying policy is variable life insurance.

Restrictions on Transfers

During each Period of Care, we will automatically transfer any Policy Value in an Investment Account to the Fixed Account. Such transfer will be made at the end of the Valuation Date following our approval of a request for Accelerated Benefits and completion of the Elimination Period. No transfer of Policy Value from the Fixed Account to an Investment Account will be permitted following our approval of a request for Accelerated Benefits during any given Period of Care. Upon expiry of a Period of Care, the unloaned portion of the Policy Value will remain in the Fixed Account unless we receive written notice satisfactory to us requesting reallocation of such assets. Any reallocations will be effective at the end of the Valuation Period in which we receive such written notice. The amount and frequency that may be transferred will be subject to any restrictions imposed under the terms of the policy.

Allocation of Premium Payment

Following approval of a request for Accelerated Benefits and completion of the Elimination Period, no premium payment may be allocated to an Investment Account during any Period of Care following our approval of a request for Accelerated Benefits, unless we approve otherwise.

EXTENSION OF BENEFITS WHEN OWNER IS THE LIFE INSURED

If the Life Insured is confined in a Nursing Home, and the rider terminates for any reason while the Life Insured is receiving continuous, uninterrupted benefits under this rider, benefits for such Nursing Home confinement will continue until the earlier of the following dates:

(a)	the date you are discharged from the Nursing Home;

(b)	the date when the Face Amount remaining after any monthly benefit payment is zero.

If your benefits are continued under this Extension of Benefits provision, we will calculate the Face Amount remaining as if your policy had remained in force, but NO Insurance Benefit will be payable to the beneficiary under the policy.

05LTCR	9

EXTENSION OF BENEFITS WHEN OWNER IS THE LIFE INSURED (continued)

This Extension of Benefits will be subject to all of the provisions of this rider (including but not limited to the Elimination Period and Eligibility for the Payment of Benefits.)

CLAIMS

Request for Accelerated Benefits. To file a request for Accelerated Benefits, you must first notify us that the Life Insured is currently receiving or plans to receive services covered by this rider. You can notify us by:

(a)	writing to us at our Service Office for this rider at John Hancock Life Insurance Company (U.S.A.), Customer Service Center R02, 1 John Hancock Way, Suite 1350, Boston, MA 02217-1099;

(b)	writing to any of our authorized agents; or

(c)	by calling us at our Service Office at 1-800-387-2747.

The notice must include:

(a)	your name and the Life Insured name;

(b)	your policy number; and

(c)	the type of care the Life Insured is receiving, or plans to receive.

If you send us written notice, the notice must be mailed to us postmarked within 30 days after the services begin, or as soon as reasonably possible. If you notify us by telephone, you must call us within 30 days after the services begin or as soon as reasonably possible. We will confirm, in writing, the notification within 15 days after we receive such notification.

Claim Forms and Proof of Loss. When we receive your notice of a request for Accelerated Benefits, we will send you claim forms for filing a Proof of Loss. You must file Proof of Loss with our Service Office.

Proof of Loss means detailed written documentation which describes and confirms: the Life Insured’s inability to perform any of the Activities of Daily Living or Cognitive Impairment; the Life Insured’s confinement in a Nursing Home or Assisted Living Facility; or the Home Health Care, Adult Day Care, Hospice Care or Respite Care the Life Insured is receiving.

This documentation includes:

(a)	the completed claim forms;

(b)	confirmation of provider licensure as required by the jurisdiction in which it is located;

(c)	copies of medical records (or we may consult with the Life Insured’s primary Physician and provider by telephone at our option);

(d)	providers’ daily notes of care;

(e)	itemized bills for the Life Insured’s care and services; and

(f)	the Life Insured’s Plan of Care.

We will send claim forms to you within 15 days after having received your claim notification. If we do not provide you with the claim forms within 15 days after having received such notification, you will be able to satisfy the Proof of Loss provision by giving us written proof of the nature and extent of the loss.

Proof must be given to us during the Life Insured’s lifetime, and within ninety (90) days after the first Date of Service. Failure to give us proof within the 90 day period shall not invalidate nor reduce any request for Accelerated Benefits during the Life Insured’s lifetime if it was not reasonably possible for you to give proof within such time. However, the proof must be given to us as soon as reasonably possible and during the Life Insured’s lifetime, and in no event, except in the absence of legal capacity, later than one year from the time proof is otherwise required.

We must receive a signed consent form from all irrevocable beneficiaries, if any, and all assignees, if any. We also reserve the right to require a consent form from any person if, in our discretion, such person’s consent is necessary to protect our interest. Any such consent will be in effect for the length of the current claim.

05LTCR	10

CLAIMS (continued)

Time of Payment of Accelerated Benefits. We will pay Accelerated Benefits for any loss covered by this rider provided we receive Proof of Loss as described above. We will make these payments on a monthly basis during the Life Insured’s lifetime, after services have been rendered.

Payment of Accelerated Benefits, Non-Duplication of Death Benefit, and Discharge of Liability. While the Life Insured is living, all Accelerated Benefits will be paid to you or an alternative payee as designated by you or your legal representative. Any remaining Death Benefit will be paid under the terms of the policy, following notification of the Life Insured’s death.

Any Accelerated Benefits paid under this rider prior to our receipt of written notice of the Life Insured’s death in accordance with the policy provisions will reduce the Death Benefit payable to the beneficiary under the policy.

At our option, any payment of Accelerated Benefits of $1,000 or less may be paid to an alternative payee, if such benefit is payable to any person who is a minor or otherwise not competent to give a valid release. The alternative payee must be a person who is deemed by us to be justly entitled to the benefit.

We will be fully discharged and released from all liability to you, and any alternative payee, any assignee, and any beneficiary under the policy to the extent of any payment made in good faith under this rider.

Examinations and Assessments. We will have the right and the opportunity to examine the Life Insured and/or perform an on-site geriatric nursing assessment of the Life Insured when and as often as we may reasonably require while a claim is pending. Any such examination will be at our expense.

Appeals. We will notify you in writing if we do not approve your request for Accelerated Benefits, and provide you with a written explanation of the reasons for the denial. You will then have the right to appeal our claims decision and request that we make all information directly related to such denial available to you. We will provide you with such requested information within 60 days from the date we receive your written request.

You must put this appeal or request for information in writing (no special form is necessary) and send it to:

John Hancock Life Insurance Company (U.S.A.)

Customer Service Center R02

1 John Hancock Way, Suite 1350

Boston, MA 02217-1099

In your appeal, you should:

(a)	state why you disagree with our determination;

(b)	state what other factors (if any) we should take into consideration;

(c)	identify whom we could contact (including names, addresses, and phone numbers) to gather the pertinent information regarding the Life Insured’s care; and

(d)	identify the facilities in which the Life Insured received care.

You may authorize someone else to act for you in this appeals process. We have a Claim Appeals Review Board that will consider your appeal. If the Board needs additional information to objectively evaluate your appeal, they will use at least one of the following resources:

(a)	a Physician Advisor who is a Physician living near the Life Insured who will assess the Life Insured’s condition and report it to us;

(b)	an on-site geriatric assessment; or

(c)	medical records from the Life Insured’s Physician(s) and/or provider(s) of care.

All requests for information will be at our expense.

The Claim Appeals Review Board will then make one of two determinations:

(a)	overturn the initial claim determination and pay any benefits due; or

(b)	uphold the initial claim determination.

05LTCR	11

CLAIMS (continued)

Legal Action. You cannot bring suit against us to recover on this rider during the 60 days after written Proof of Loss has been given to us, as required by this rider. Also, you cannot bring suit against us to recover on this rider after three years from the date written Proof of Loss is required to be given.

Time Limit on Certain Defenses. If this rider has been in effect for less than six months we may rescind it or deny an otherwise valid claim if the application contained a misrepresentation that is material to the acceptance of the application for this rider.

If this rider has been in effect for at least six months but less than two years, we may rescind it or deny an otherwise valid request for Accelerated Benefits if the application contained a misrepresentation that is both:

(a)	material to the acceptance of the Life Insured’s application; and

(b)	pertains to the condition for which the claim is made.

After this rider has been in effect for two years, it is incontestable except for relevant facts relating to the Life Insured’s health that the Life Insured knowingly and intentionally misrepresented.

In the event this rider is rescinded after we have paid Accelerated Benefits, we may not recover the payments already made, but we will reduce the Death Benefit by the amount of such payments.

PROVISIONS

Grace Period. The Grace Period provision of the policy shall also apply to this rider. During the Grace Period this rider will stay in effect.

The notice provided under the policy will be provided to you and the person or persons you designate. The application for this rider may name the person or persons to receive notice. You may change the designation at any time. We will provide you with a reminder of the right to change this written designation every two years.

Added Protection Against Termination; Reinstatement. If this rider terminates while the Life Insured would otherwise meet the eligibility criteria set forth in the Eligibility for the Payment of Benefits provision, this rider may be reinstated, if you provide written request within 5 months of the date of termination, and if all the following conditions are met:

(a)	the policy is reinstated in accordance with its reinstatement provision;

(b)	you furnish us with satisfactory proof that the Life Insured would have qualified for benefits (if not for the Elimination Period) on the date of termination; and

(c)	you pay all unpaid overdue rider charges for this rider.

The reinstated rider will not provide Accelerated Benefits during the period from the end of the grace period for which you have not paid the amount necessary to bring the policy out of default to the date of reinstatement. Except for this and any new provisions added in connection with reinstatement, your rights and ours under this rider will be the same as they were just before the rider terminated. A physical or mental condition will be considered to have begun when advice is supplied or treatment is recommended by or received from a Physician.

Changes to this Rider. No change to this rider will be valid until approved by our President or Secretary. No agent may change this rider or waive any of its provisions.

Right to Recovery. If we make payments with respect to your request for Accelerated Benefits in a total amount that is, at any time, in excess of the Accelerated Benefits payable under the provisions of this rider, we will have the right, but not the obligation, to recover such excess from:

(a)	any persons to, or for, or with respect to whom, such payments were made; and

(b)	any organization which should have made such payments.

Any such excess payment, if not recovered during the Life Insured’s lifetime, shall reduce the Insurance Benefit.

05LTCR	12

PROVISIONS (continued)

Termination. This rider will terminate, and no further benefits will be paid (except as provided in the Extension of Benefits When Owner is the Life Insured and Added Protection Against Termination provisions), on the earliest of:

(a)	the date of exchange or termination of the policy;

(b)	the date this rider is discontinued on request;

(c)	the date when the Face Amount remaining after any monthly benefit payment is zero;

(d)	the date we approve your request for an increase in either Base Face Amount or Supplemental Face Amount, if applicable;

(e)	the date we approve your request for a change to policy Death Benefit Option 2.

This rider will terminate as if the Life Insured had died. Any riders which provide insurance on the life of someone other than the Life Insured will be treated according to their terms as if the Life Insured had died. No further premium will be payable for the policy or this rider.

Signed for the Company by:

President

05LTCR	13

John Hancock Life Insurance Company (U.S.A.) A Stock Company

ENDORSEMENT TO SUPPLEMENTARY BENEFIT ACCELERATION OF LIFE INSURANCE DEATH BENEFIT FOR QUALIFIED LONG-TERM CARE SERVICES RIDER

This endorsement is attached to and made part of your rider at issue and takes effect at the same time as your rider. This endorsement, as described below, amends certain provisions of your rider to clarify the benefits provided to you and to the Life Insured under this rider.

NONCANCELABLE

The final sentence of this section is amended as follows:

This rider may be continued, with the timely payment of premiums, for as long as the Life Insured lives or until the rider is terminated in accordance with the Termination provision.

EXTENSION OF BENEFITS WHEN THE OWNER IS THE LIFE INSURED

The section has been replaced in its entirety as follows:

EXTENSION OF BENEFITS

If the Life Insured is confined in a Nursing Home, and the policy terminates while you are receiving continuous, uninterrupted benefits under this rider, benefits for such Nursing Home confinement will continue until the earlier of the following dates:

(a) the date the Life Insured is discharged from the Nursing Home;

(b) the date when the Face Amount remaining after any monthly benefit payment is zero; or

(c) the date of the Life Insured’s death.

If benefits are continued under this Extension of Benefits provision, we will calculate the Face Amount remaining as if your policy had remained in force, but NO Insurance Benefit will be payable to the beneficiary under the policy.

This Extension of Benefits will be subject to all of the provisions of this rider (including but not limited to the Elimination Period and Eligibility for the Payment of Benefits.)

PROVISIONS

The second paragraph under the Grace Period section of the policy has been amended as follows:

The notice provided under the policy will be provided to you, to the Life Insured, and to the person or persons you or the Life Insured designate. The application for this rider may name the person or persons to receive notice. You may change the designation at any time. We will provide you and the Life Insured with a reminder of the right to change this written designation every two years.

Should any provisions in the policy conflict with this endorsement, the provisions of this endorsement will prevail.

Signed for the Company by:

President

LTCR-Owner/Insured Endorse

1. POLICY SPECIFICATIONS (CONTINUED) - POLICY 12 345 674

SUPPLEMENTARY BENEFITS

Benefit	Acceleration of Life Insurance Death Benefit for Qualified Long Term Care Services Rider

Life Insured	[JOHN J. DOE]

Risk Classification	[Non-Smoker, Standard Class]

Monthly Acceleration Percentage	[2%]

Maximum Monthly Benefit Amount	As determined by the Maximum Monthly Benefit Amount provision

Monthly Rider Charge*	$[0.0341] per $1000 of Net Amount at Risk

Additional Rating	[75% applied to the monthly rider rate for the Acceleration of Life Insurance Death Benefit for Qualified Long Term Care Services Rider]

*	The Monthly Rider Charge includes any applicable rating.

3 (continued)	LTCA